

February 24, 2011

Mr. Ran Daniel
Chief Financial Officer
Suspect Detection Systems, Inc.
150 West 56th Street, Suite 4005
New York, NY 10019

> **Re: Suspect Detection Systems, Inc.**
> **Item 4.02 Form 8-K**
> **Filed February 22, 2011**
> **File No. 0-52792**

Dear Mr. Daniel:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed February 22, 2011

1.   Please amend your filing to state whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with the independent accountant the matters disclosed in the filing. Further, identify the financial statements that should no longer be relied upon, including your quarterly reports for your fiscal year 2010, or explain in detail why an amendment to your quarterly reports is not necessary.

2.   We note that you intend to file restated financial statements. Please tell us and disclose how, and when, you will file them.

3.   Your disclosure does not provide quantitative insight into the significance of your misstatements. Please amend your filing to disclose, at least, the amount (s) of the error or an estimated range of the amount(s) you have discovered to date with the accounts affected that resulted in your determination that your previously filed financial statements should no longer be relied upon.

4.   When you file the amendment to your financial statements please describe the effect of the restatement on your officers' conclusions regarding the effectiveness of 1) your disclosure controls and procedures ("DCP"), and 2) your internal controls over financial reporting ("ICFR"). See Items 307 and 308 of Regulation S-K. Also, disclose the effect of the restatement on your DCP and ICFR in an amended Item 4.02 of Form 8-K.

        As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. Please submit your response letter on EDGAR.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to me at (202) 551-3339. In my absence, you may direct your questions to Andrew Mew at (202) 551-3377.

Sincerely,

/s/ Andrew Mew

Andrew Mew
Accounting Branch Chief